QuickLinks -- Click here to rapidly navigate through this document

ORBITZ WORLDWIDE, INC

July 17, 2007

VIA FACSIMILE & EDGAR
Division of Corporation Finance
Office of Structured Finance,
Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Max A. Webb & H. Yuna Peng

RE:
ORBITZ WORLDWIDE, INC.
REGISTRATION STATEMENT ON FORM S-1
FILED ORIGINALLY ON MAY 10, 2007
COMMISSION FILE NO. 333-142797 ("Registration Statement")

Dear Mr. Webb and Ms. Peng:

        Orbitz Worldwide, Inc., a Delaware corporation (the "Company"), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 2:00 p.m., Eastern Daylight Time, on July 19, 2007, or as soon thereafter as practicable.

        The Company hereby acknowledges:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company respectfully requests that it be notified of such effectiveness by a telephone call to Andrea Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Very truly yours,
ORBITZ WORLDWIDE, INC.
By:	/s/ JAMES P. SHAUGHNESSY Name: James P. Shaughnessy Title: General Counsel

cc. Andrea Nicolas, Skadden. Arps, Slate, Meagher & Flom LLP

QuickLinks

ORBITZ WORLDWIDE, INC